

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. D. Kirk McAllaster, Jr.
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust II, Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ 85016

> **Re:** **Cole Credit Property Trust II, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 00-51963**

Dear Mr. McAllaster, Jr.:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief